DOGNESS (INTERNATIONAL) CORPORATION

(NASDAQ: DOGZ)

DOGNESS

Simplifying Pet Lifestyle

January 2019

Disclaimer

This presentation incorporates information from a registration statement and contains forward-looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section of the prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Who We Are

"Simplifying Pet Lifestyle"

Dogness International, founded in 2003, is a designer and manufacturer of high-quality pet products. These include smart pet products, pet care products, pet health and wellness products, and leash products.

The company ensures industry-leading quality through its fully integrated vertical supply chain and world-class R&D capabilities, and over 150 approved and pending patents.

Dogness products reach families worldwide through global chain stores and distributors.

DOGNESS

FOUR CATEGORIES,
ONE PLATFORM

1. SMART PET SERIES
2. PET CARE
3. PET HEALTH AND WELLNESS
4. COLLARS AND LEASHES


FOUR CATEGORIES,
ONE PLATFORM
四大板块 一个平台
多尼斯宠物智能生态圈
01
02
03
04
Pet
IOT Platform
宠物物联网

SMART
PET DEVICES

SIMPLIFYING PET LIFESTYLE





PET IOT ECOSYSTEM


IOT
11001
00101

WE INTEGRATE ALL OUR SMART DEVICES UNDER ONE PLATFORM

SIMPLIFYING PET LIFESTYLE



USING AN APP TO SEE AND CONTROL OUR DEVICES







Caring

Our family of products allow the user to see and interact with their pets from a distance. We can use the app to feed them and make sure they are safe, when we are away from them, listening and speaking to them.

Loving

They love us and our mission should be to try to give back as much love as they deliver every day. Caring for our pets is our mission and their well being is our goal.

Guarding

From the App we can see and hear them, interact with them, allowing us to play and send them a treat from the office or on a trip, we can be sure they are safe and well taken care of.

DOGNESS DELIVERS

ONE platform, ALL smart devices.

- See
- Hear
- Speak
- Play
- Feed
- Interact


DOGNESS
Simplefying pet lifestyle

DOGNESS

DOGNESS SMART SERIES



Mini Treat Robot
Smart CAM Treater
Smart Ipet Robot
Smart CAM Feeder
Smart Pet Collar
Smart Fountain

iPet Robot


DOGNESS
SMART iPET ROBOT

Mini Treat Robot


DOGNESS
MINI TREAT ROBOT

Smart Feeder


SIMPLIFYING
PET LIFESTYLE
DOGNESS
DOGNESS
SMART FEEDER
This Smart Feeder with a free App and a camera will allow you to feed your pet via your mobile phone on demand or schedule different times for a long weekend getaway while seeing your pet and the house.
www.dognessgroup.com

Smart Treat Dispenser


DOGNESS
SMART TREAT DISPENSER

Smart Fountain


DOGNESS
SMART FOUNTAIN

I. SMART IPET ROBOT



SMART IPET ROBOT

- HD Camera with night vision
- 360º movement view.
- Laser pointer
- Treat Dispenser
- Catch Images and Video
- Share with Family and Friends
- Multi Surface traction wheels.
- Mic and Speaker to hear and talk to your pet.



SIMPLIFYING
PET LIFESTYLE
DOGNESS
DOGNESS
SMART iPET ROBOT
This moving Smart iPet Robot will allow you to interact with your pet using a free App from a remote location. Video, audio by directional feed.
www.dognessgroup.com

SMART IPET ROBOT

COMPLETE LINE



II. MINI TREAT ROBOT


DOGNESS

MINI TREAT ROBOT

- Wide angle HD Camera with night vision
- Tilt up and down
- Laser pointer
- Treat Dispenser (15 pieces)
- Capture Images and Video
- Share with Family and Friends


SIMPLIFYING
PET LIFESTYLE
DOGNESS
DOGNESS
MINI TREAT ROBOT
This Mini Treat Robot with camera will allow you to see, hear, play with and treat your pet by using a free App. You will be at ease knowing, hearing and seeing that your beloved companion is safe and so is your home.
www.dognessgroup.com

MINI TREAT ROBOT


DOGNESS




DOGNESS



Ⅲ. SMART CAM FEEDER



SMART CAM FEEDER

- Modern Outlook
- Large 7 Lbs Dry Food Capacity
- App Feeding Planner
- HD Camera
- Patented anti food jamming
- Capture images and videos
- Share with Family and Friends
- Stainless Steel bowl.


SIMPLIFYING
PET LIFESTYLE
DOGNESS
SMART FEEDER
This Smart Feeder with a free App and a camera will allow you to feed your pet via your mobile phone on demand or schedule different times for a long weekend getaway while seeing your pet and the house.
www.dognessgroup.com

SMART CAM FEEDER



IV. SMART WATER FOUNTAIN



SMART FOUNTAIN

- Endless flow upwards
- Double Stage filters
- Controlable flow
- BPA Free
- First Shelf Dishwasher safe



SIMPLIFYING
PET LIFESTYLE
DOGNESS
SMART FOUNTAIN
With a patented filtering technology, we offer an endless source of clean filtered water, stainless steel bowl.
www.dognessgroup.com

SMART WATER FOUNTAIN


DOGNESS
DOGNESS

V. SMART CAM TREATER


DOGNESS


Share a
treat
with
your pet
DOGNESS

SMART CAM TREATER

- Modern decor compatible
- HD Camera
- Treat dispenser
- Capture images and Videos
- Share with your family and friends
- Bamboo Cover


SIMPLIFYING
PET LIFESTYLE
DOGNESS
SMART TREAT DISPENSER
This Smart Treat Dispenser with camera will allow you to interact with your pet using a free App from a remote location. Video, audio by directional feed.
www.dognessgroup.com

SMART CAM TREATER



- Colors: Black, White, Blue

PET CARE

DOGNESS PET CARE SERIES


多尼斯
洁净亮毛
DOG SHAMPOO
专业洗护线 / Professional Bathing & SPA


多尼斯
DOG SHAMPOO
CAT SHAMPOO
DOG SHAMPOO
DOG SHAMPOO
PET SHAMPOO
DOG SHAMPOO
专宠专用线 / One - on - One Service

TRADITIONAL COLLARS AND LEASHES

TRADITIONAL LEASHES AND HARNESS

We manufacture a large variety of leashes and harness, in a number of color combinations. Comfortable and non irritating, our harnesses are durable and meet security standards.



EVOLVING PRODUCT LINE

- NEW RETRACTABLE LEASHES
- Upscale Appealing look
- German Spring Mechanism
- Patent leash release
- Super Stable wire spool
- Ergonomic PVC TPE Handle
- High Quality Reflective Webbing



EXCHANGEABLE ACCESORIES



LED Light

For evening walks, it will help you see better in low light settings



Convenience Box

You can attach the canister to hold your doggie bags, keys, cash,



Bluetooth Speaker

You can listen to music or answer calls while walking your pet

Our Vision

Traditional Products → Smart Pet Series → Smart Pet Ecosystem → Pet IoT Platform → Big Data

Simplifying Pet Lifestyle

Investment Highlights

- An Emerging Global Leader in “Smart” Pet Products
  - Large Global Pet Industry Opportunity
  - Strong Foundation and Product Leadership
  - Established Marketing and Distribution Network Worldwide
  - Innovative Technology
  - Proven R&D Capability
  - Compelling Growth Strategies

Large Global Pet Market



Global Pet Spending
(USD, billions)
90
80
70
60
50
40
30
20
10
0
70.6
72.1
81.8
83.2
15.6
20.0
13.8
14.0
US
Europe
China
Japan
2016
2017 (est)



Global Pet Ownership in 2016
(millions of pets)
300
250
200
150
100
50
0
202
241
25
100
US
Europe
Japan
China

Sources: Asia Pet Fair Report "2017 China pet industry white paper", 21-Jingdong BD research "2017 Pet Spending Trends Report"

Large Global Pet Market (U.S. example)



U.S. Pet Store Sales
(USD, billions)
19
18
17
16
15
14
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016



Projected U.S. Pet Store Sales
(USD, billions)
22
22
21
21
20
20
19
19
18
2017
2018
2019
2020
2021

Source: American Pet Products Association

Strong Foundation and Product Leadership



Nylon series

Most competitive product



Real leather series

High value-added product



Retractable leash

Key growth product



Smart Products

Future growth product

Product Leadership: Sales by Product ($ mil)



2.0
3.3 3.3
3.8
3.6
4.0
5.5
5.2
1.5
0.0
2.6
2.4
0.6
1.1
0.9
1.8
0.3
2.4
0.7
0.5
1.1
1.3
1.7
1.8
0.0 0.0 0.0 0.1
Leashes
Collars
Harnesses
Retractable Leashes
Other Accessories
Gift Suspenders
Intelligent Pet Products
FY17H1
FY17H2
FY18H1
FY18H2

Product Leadership: Sales by Geography ($mil)


30.1
21.2
16.1
10.2
9.1
8
14.9
6.8
3.4
2.0
2.6
2
3.0
2.7
2.7
Total Revenue
US
China
Europe
Other*
2016
2017
2018

*Includes Japan and other Asian countries, Central and South America, Canada, and Australia

Broad and Mature Global Sales Network

Global industry chain stores

- PETSMART
- petco
- petvalu your pet · your store
- Walmart
- JD.COM 京东
- IKEA
- ビバホーム LIXIL VIVA

Global distributors: 300+



Proven R&D Capability: Over 150 Patents

Dogness's 69 patents

Design Patents



1. Curved male buckle
2. Curved female buckle
3. Elastic spile 1
4. Elastic spile 2
5. Spile pin with bump
6. Fillister
7. Bump side
8. Fillister
9. First elastic board
10. Second elastic board
11. Middle clip

Patented Curved Plastic Comfort Buckle



Global Invention Patents



Opening bar
Sliding lock ring
Lock body
Opening bar

Patented Carabiner Lock

Practical Patents

89 patents pending

Income Statement Highlights


Annual Revenues and Net Income
(USD, millions)
30.1
21.2
4.9
4.6
Revenue
Net Income
2017
2018


6 Month Revenues and Net Income
(USD, millions)
15.3
14.8
12.3
8.9
3.0
2.9
1.9
1.7
Revenue
Net Income
FY17H1
FY17H2
FY18H1
FY18H12

Cash Flow



6 Month Cash and Working Capital Balance
(USD, millions)
53.4
51.4
37.4
7.1
1.5
-1.5
Cash
Working Capital
FY17H2
FY18H1
FY18H2



6 Month Operating Cash Flow
(USD, millions)
4.1
3.3
2.2
-0.6
Cash Flow from Operations
FY17H1
FY17H2
FY18H1
FY18H2

Compelling Growth Strategies


Current products
Traditional products
Smart Products
Future products
Smart pet ecosystem
Pet tech
Pet care
Pet wellness
Collar and leash
Pet IoT Network
Pet Social Network
Pet Living Network
Pet Commerce Network

Product Leadership: Case Study (CES 2019)

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WIRED

MORE OF THE COOLEST STUFF WE'VE SEEN SO FAR AT CES 2019

design WEEK

CES 2019: top tech trends from this year's show



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Contact

Yunhao Chen
Chief Financial Officer
Email: ir@dognesspet.com

ICR, Inc.
Rose Zu
Tel: +1-646-588-0383
Email: ir@dognesspet.com